Exhibit 99.1

Sierra Metals Announces the Appointment of Alberto Beeck as Advisor and Alejandro Perellón as Observer to its Board of Directors

TORONTO, Dec. 21, 2017 /CNW/ - Sierra Metals Inc. (TSX: SMT) (NYSE American: SMTS) (BVL: SMT) ("Sierra Metals" or the "Company") is pleased to announce the appointment of Mr. Alberto Beeck as an Adviser to its Board of Directors and Mr. Alejandro Perellón as an Observer to its Board of Directors, both effective immediately.

Alberto Beeck is an investor and entrepreneur who combines his time between different businesses and social impact activities in the education sector. He is Managing Partner of Cranley Investments Holdings, Managing Partner of VH Properties, and Chairman of Lumni (a company that invests in human capital) and of Sin Limites (a company that promotes the work of social leaders through media). Mr. Beeck also serves on the boards of Virgin Hotels, Largo Resources Ltd., Industria Works, DB Andean Towers, WE Family Offices Holdings, and Endeavor Miami. He is a member of the board of trustees of Georgetown University, founder and chairman of Georgetown's Beeck Center for Social Impact and Innovation, and founder and former chairman of Georgetown's Latin American Board. Mr. Beeck is a member of the Group of 50 and of the Young Presidents Organization. Until 2008, Alberto was president of Cementos Pacasmayo, a Peruvian cement production and distribution company, and executive director of Hochschild Mining Plc., a UK-listed precious metals company, with activities in several countries in Latin America and Canada. Mr. Beeck started his career in investment banking at Lehman Brothers and subsequently worked at Dillon Read, Barings, and ING Barings in New York and London, where he headed the Latin American Investment Banking Group. Mr. Beeck received his B.S. in mechanical engineering from Purdue University in 1978 and an MBA from Columbia University in 1982. He was born in Lima, Perú.

Alejandro Perellón is a Vice President with the private equity firm Arias Resource Capital Management LP ("ARCM"). Prior to joining ARCM, Mr. Perellón worked within the Latin America Investment Banking team at UBS in New York, where he focused on the metals and mining industry and advised on mergers and acquisitions, equity and debt related transactions. Mr. Perellón earned his BBA in finance from Emory University's Goizueta Business School.

About Sierra Metals

Sierra Metals Inc. is a Canadian-based growing polymetallic mining company with production from its Yauricocha Mine in Peru, and its Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new discoveries and still has additional brownfield exploration opportunities at all three mines in Peru and Mexico that are within or close proximity to the existing mines. Additionally, the Company has large land packages at all three mines with several prospective regional targets providing longer term exploration upside and mineral resource growth potential.

The Company's Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol "SMT" and on the NYSE American Exchange under the symbol "SMTS".

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Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian and U.S. securities laws related to the Company (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to the Company's operations, including anticipated developments in the Company's operations in future periods, the Company's planned exploration activities, the adequacy of the Company's financial resources, and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, floods, labour disruptions, explosions, cave-ins, weather conditions and criminal activity; commodity price fluctuations; higher operating and/or capital costs; lack of available infrastructure; the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits and the inability to replace reserves; fluctuations in the price of commodities used in the Company's operations; risks related to foreign operations; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; risks relating to outstanding borrowings; issues regarding title to the Company's properties; risks related to environmental regulation; litigation risks; risks related to uninsured hazards; the impact of competition; volatility in the price of the Company's securities; global financial risks; inability to attract or retain qualified employees; potential conflicts of interest; risks related to a controlling group of shareholders; dependence on third parties; differences in U.S. and Canadian reporting of mineral reserves and resources; potential dilutive transactions; foreign currency risks; risks related to business cycles; liquidity risks; reliance on internal control systems; credit risks, including risks related to the Company's compliance with covenants with respect to its BCP Facility; uncertainty of production and cost estimates for the Yauricocha Mine, the Bolivar Mine and the Cusi Mine; and other risks identified in the Company's filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking information. Forward looking information includes statements about the future and are inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Note Regarding Reserve and Resource Estimates

All reserve and resource estimates reported by the Company are calculated in accordance with the Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects and Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the SEC. The differences between these standards are discussed in our SEC filings. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

SOURCE Sierra Metals Inc.

View original content: http://www.newswire.ca/en/releases/archive/December2017/21/c8851.html

%CIK: 0001705259

For further information: regarding Sierra Metals, please visit www.sierrametals.com or contact: Mike McAllister, Vice President, Corporate Development, Sierra Metals Inc., Tel: +1 (416) 366-7777, Email: info@sierrametals.com; Igor Gonzales, President & CEO, Sierra Metals Inc., Tel: +1 (416) 366-7777

CO: Sierra Metals Inc.

CNW 07:00e 21-DEC-17